Exhibit 99(a)(13)

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Genzyme/SangStat
“R&D Teach-in” Conference Call

Wednesday, August 13, 2003
4 —5:30 p.m. EDT

Forward-Looking Statements

These presentations contain forward-looking statements, including without limitation statements regarding:

•                    Genzyme's and SangStat's respective businesses, operations and anticipated financial results for 2003, including product revenues, operating expenses and earnings per share;

•                    commercialization plans;

•                    projected product development, regulatory filing and action, commercialization and post-marketing timetables;

•                    the safety and efficacy of, and potential indications for, products;

•                    market estimates, including growth projections and assessments of competitive products;
Partnering plans for RDP58; and

•                    the planned acquisition of SangStat Medical Corporation by Genzyme Corporation and the anticipated impact of the acquisition on Genzyme's operations and financial results.

These statements are subject to risks and uncertainties, and our actual results may differ materially from those projected in the forward looking statements. Those risks and uncertainties include:

•                    the ability to successfully complete preclinical and clinical development of and post-marketing commitments for products;

•                    the content and timing of submissions to and decisions made by the FDA and other regulatory agencies;

•                    the accuracy of the estimates of the size and characteristics of the markets to be addressed by Genzyme's and SangStat's products and services, including growth projections, and the ability to identify additional patients for products;

•                    the companies' ability to execute their respective sales and marketing plans successfully, and the actual impact of the publication of the K/DOQI guidelines on Renagel sales;

•                    the companies' ability to manufacture sufficient amounts of their respective products for development and commercialization activities, and to manage inventory levels;

•                    the ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of the companies' products and services;

•                    the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on the companies' ability to commercialize their respective products and services;

•                    the scope of third-party reimbursement coverage for products and services;

•                    the companies' ability to establish and maintain strategic license, partnering and distribution arrangements for their respective products, including RDP58;

•                    the willingness of SangStat shareholders to tender their shares in the tender offer;

•                    the ability to consummate the acquisition on the terms contemplated;

•                    market acceptance of Thymoglobulin in expanded areas of use and in new geographic markets;

•                    the ability to obtain FTC clearance and other regulatory and third party consents to the extent required for the acquisition;

•                    the ability to successfully integrate SangStat’s operations and programs with Genzyme's following the acquisition; and

•                    the risks and uncertainties described in Genzyme's and SangStat's SEC reports filed under the Securities Exchange Act of 1934, including in Exhibit 99.2 to Genzyme's 2002 Annual Report on Form 10-K, and under the heading “Risk Factors” in SangStat’s 2002 Annual Report on Form 10-K and quarterly reports on Form 10-Q filed in 2003.

We undertake no obligation to update the forward-looking statements made today.

None of these presentations are a recommendation, an offer to purchase or a solicitation of an offer to sell shares of SangStat Medical Corporation common stock.On August 13, 2003, Genzyme Corporation and Swift Starboard Corporation,  a wholly-owned subsidiary of Genzyme Corporation, commenced a tender offer for all of the outstanding shares of common stock (including associated preferred stock purchase rights) of SangStat Medical Corporation at $22.50 per share.  This tender offer is scheduled to expire at 12:00 midnight (New York City time) on September 10, 2003, unless it is extended as provided in the related offer to purchase. Genzyme Corporation  and Swift Starboard Corporation has  filed with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents.  SangStat Medical Corporation has filed with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits because they contain important information. Shareholders can obtain these documents free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from Genzyme Corporation by directing a request to Genzyme Corporation, One Kendall Square, Cambridge, MA  02139, Attention: Investor Relations, or from SangStat Medical Corporation by directing a request to SangStat Medical Corporation, 6300 Dumbarton Circle, Fremont, CA 94555, Attention: Corporate Communications.

Genzyme’s Acquisition of
SangStat Medical Corporation

SangStat Medical Corporation

•                  Global company focused on immunology, autoimmune, hematology/oncology and immunosuppression

•                  Two drug discovery technologies (RDP & THP)

•                  2002 revenues = $120.1M; $0.24/share

•                  2002 global Thymoglobulin® franchise = $77.4M

                        —  Includes Lymphoglobulin® ex-U.S.

•                  2002 ending cash and equivalents = $97.5M

SangStat Medical Acquisition

•                  All cash tender offer

                        —  Expected to close September 2003

        —  $22.50/share, 26.5M shares outstanding

•                  Expected EPS Impact to Genzyme

                        —  Dilutive to 2003/2004 GAAP earnings

                        —  Neutral to slightly accretive to non-GAAP EPS thru 2004

•                  Subject to clearance under Hart-Scott Rodino Act

Strong Strategic Fit

For SangStat:

•      Provides breadth and depth beyond existing R&D and commercialization infrastructure

•      Accelerates growth of lead product; advances pipeline into new indications

Strong Strategic Fit

For Genzyme:

•      Adds growing, best in class product

•      Deepens Genzyme’s existing portfolio in immune-mediated diseases

•      Creates strong natural synergies in renal disease physician call points

SangStat Marketed Products

•      Thymoglobulin (anti-thymocyte globulin, rabbit)

                        —   Leading polyclonal antibody product for the treatment of acute organ rejection in renal transplant patients

                        —   Approved ex-U.S. for prevention and treatment of graft rejection, severe aplastic anemia, graft v. host disease

•      Genzyme plans to grow product through:

                        —   Label expansion into induction, SOT, BMT Significant geographic expansion

Genzyme / SangStat Sales Professionals

Transplant Surgeons	Transplant Physicians	Nephrologists
SangStat	Nephrology — Genzyme	Genzyme
Cardiology —Sangstat
>50 sales professionals	Pulmonary —Sangstat	>200 sales professionals
Hematology — Genzyme

SangStat’s Other Marketed Products

•                  Gengraf™ (cyclosporine) - chronic therapy for prevention of organ rejection in kidney, liver and heart allogeneic transplants

•                  Celsior® - storage solution for organs after removal from donor

SangStat Product Pipeline

[CHART]

Conclusions

•                  SangStat acquisition is compelling strategically

•                  Attractive near-term and future growth

•                  Significant synergizes in multiple areas

•                  Provides commercial presence in IMD market

•                  Transplant represents leading edge of innovative immunotherapy

•                  Qualified field organization provides access to opinion leaders and new opportunities in IMD

Thymoglobulin® and the
Transplant Marketplace

August 13, 2003

The Transplant Market

•                  Approximately 270 Centers in the US do Solid Organ Transplants (SOT)

•                  Approximately 25,000 procedures done in 2002

•                  Top 100 centers do over 75% of the Procedures *

•                  Concentrated Market

•                  Significant Overlap with Centers Doing Bone Marrow Transplant (BMT)

•                  Europe has similar numbers and concentration

Source: *United Network for Organ Sharing (UNOS) Data 2002

US SOT Procedure Mix 2002

[CHART]

2002 UNOS Data:  24,848 total procedures reported as of 3/31/03

2002 SOT Procedures: Growth in the US

	Number	% Increase
• Kidney — Cadaveric:	+354	4.4%
• Kidney — Living D.:	+267	4.5%
• Liver:	+168	3.3%
• Pancreas:	+82	17.7%
• Total US:	+836	3.5%

Source: 2002 UNOS Data

Induction Antibody Use by Organ:
Thymoglobulin and All Others

[CHART]

Source: UNOS 2002

Antibody Use by Procedure

[CHART]

12,623 Procedures in 2002 used Antibody: UNOS data as of 3/31/03

US Transplant Antibody  Dollar Market

TOTAL 2002 US Dollar Market = $117MM

[CHART]

Source:  IMS Data 2002

Demand Outstripping Supply

[CHART]

Soucre:  UNOS US Renal Txp Data

Renal Transplant Market - Background

Median Wait Time to Kidney Transplant

UNOS US Renal Txp Data — Median Wait Time to Transplant (Days)

[CHART]

Percentage Transplants by Donor Type

[CHART]

[LOGO]

Thymoglobulin (TG)

•                  Polyclonal Rabbit anti-thymocyte antibody

                        —   Produced by immunization of rabbits with human thymocytes

                        —   GMP manufacturing approved by US and European agencies

Registrations and labels

Registered in over 50 countries

US, December 1998: Indicated for treatment of acute renal allograft rejection (based on SangStat US registration trial program)

Europe and ROW: Induction and treatment of rejection in SOT, severe aplastic anemia (SAA) and GvHD in most countries

Lymphoglobuline® (LG)

•                  Polyclonal Equine anti-thymocyte antibody

                        —    Immunization of horses with human thymocytes

                        —    Sold exclusively outside North America, including Japan

                        —    Primarily used in Hematology

•                  Registrations and labels

                        —    Registered in approximately 50 countries, European and ROW (ex-NA)

                        —   France, 1986: Prophylaxis and treatment of solid organ graft rejection and severe aplastic anemia

Worldwide $ Sales (TG and LG)

[CHART]

Thymoglobulin Product Shot

[PHOTO]

Thymoglobulin — OKT-3 and Zenapax®

Pancreatic transplant rejection @ 360 days, n=29

[CHART]

Stegall, M., Mayo Clinic, Transplantation, November 27, 2001

Thymoglobulin vs. Atgam®

[CHART]

Treatment:  Gaber, Transplantation July, 1998

Induction:  Brennan, Transplantation April, 1999

Thymoglobulin vs. Simulect®

•                  Prospective, randomized trial in renal transplant induction

[CHART]

•                  280 patients enrolled

Thymoglobulin vs. Simulect cont.

SANGSTAT TRANSPLANT STUDY CLOSED EARLY

DUE TO SIGNIFICANTLY FEWER KIDNEY

REJECTIONS SEEN WITH THYMOGLOBULIN®

Acute Kidney Rejection 2.5 Times Greater in

Patients Treated with Simulect® Versus

Thymoglobulin® in Interim Analysis

Fremont, California - March 12, 2002 - SangStat (Nasdaq: SANG) announced today that an ad hoc, independent Data Safety Monitoring Board (DSMB) has decided to close the Company’s comparative kidney transplant study early after an interim analysis revealed significantly fewer acute rejections in patients treated with Thymoglobulin® [Anti-thymocyte Globulin, (Rabbit)] versus Simulect® (basiliximab, Novartis). . .. .

http://www.sangstat.com/press/press_releases.html

Thymoglobulin vs. Simulect cont.

Final Study Results (American Transplant Congress 2003)

median follow-up - 12 months

Efficacy	Thymo N=141	Simulect N=137
Composite (AR/GL/D)	21.26%	33.28%	p=0.0164
Acute rejection (AR)	15.02%	27.52%	p=0.0112

Safety

•                  No significant differences in overall adverse events or severe adverse events. Numerically less cytomegalovirus (CMV) in the Thymoglobulin group.

Publication

•                  Manuscript in preparation

Intent-to-treat analysis

Thymoglobulin Market Share

US IMS $ Sales

[CHART]

Thymoglobulin in SOT — Future Growth

•                  Market share growth: High-risk recipient/donor pairs

                        —    Need to prevent rejection

•                  Market expansion: Low-risk recipient/donor pairs

•      Market expansion: Extremely High Risk

                        —    Increasing demand for organs with a static supply causes the waiting list to expand and is driving centers to do transplants that would have been previously thought of as too risky

                              •   ABO incompatible transplants

                              •    Positive cross match transplants

                              •    Marginal donors

Thymoglobulin in Bone Marrow Transplant:

A Large Unmet Medical Need

•                  Bone Marrow Transplantation (BMT) is performed for hematologic malignancies and some non-cancerous diseases

•                  Transplant Related Mortality:

                        —    accounts for as high as 50% of deaths within 100 days after BMT, much of it due to acute graft versus host diseases (aGVHD)

•                  For those who survive the first 100 days post transplant:

                        —    the primary cause of death is due to chronic graft versus host disease (cGVHD) for long term survivors

•                  Market Opportunity

                        —    6,700 Allogeneic Transplants in N. Am. In 2000

                        —    Steady increase in non-myeloablative transplants:

                                •    More patients age over 50 are being transplanted

International Bone Marrow Transplant Registry (IBMTR) Data

Thymoglobulin in BMT Market

•                  Concentrated Market

                        —    Top 20 centers account for 40% of all transplants in US

                        —    Existence of transplant cooperative groups with medium to smaller centers

                        —    Significant overlap with the SOT Centers

•                  Expanding Market

                        —    Transplant for diseases such as autoimmune diseases

                        —    Positive data from alternate donor transplant (Haplos, Cord Blood, Mismatched donors)

IBMTR

Thymoglobulin in BMT — Cont.

•                  12 publications of Thymoglobulin in BMT in 2002

•                  Positive results**

                        —    Improved overall survival

                        —    Lower incidence of GvHD

•                  Relatively untapped market in the US

**Bacigalupo A, et al. Prophylactic Antithymocyte Globulin Reduces the Risk of Graft-versus-Host Disease in Alternative-Donor Bone Marrow Transplants. ASBMT, Vol 8, No 12, 2002: pp 656-661

Remberger M, et al. Association Between Pretransplant Thymoglobulin and Reduced Non-relapse Mortality Rate After Marrow Transplantation from Unrelated Donors. Bone Marrow Transplantation, Vol 29, No 5, 2002: pp 391-397

Thymoglobulin Studies: US 2003

•                  Living Donor, steroid sparing, renal transplant induction study (TRIMS Trial)

                        —    IND# 11026

                        —    Study design: TG induction + MMF/FK vs. No TG + Pred/MMF/FK

•                  Matched Related Donor (MRD) dose finding, methotrexate sparing, BMT study

                        —    IND# 11058

                        —    Study design: High versus low dose TG in MRD allogeneic-BMT for acute leukemia

•                  Thymoglobulin induction in liver transplant

                        —    Study design: TG induction with calcinurine inhibitor sparing in adults with renal dysfunction (sCr>1.5mg/dl)

Thymoglobulin Q&A

RDP58 (Rationally Designed Peptide)

[PHOTO]

RDP58:

Lead in a New Family of Compounds

Potent anti-inflammatory

•                  Multiple mechanisms of action

                        —    Inhibits synthesis of TNFa, IFNg, IL-12, and IL-2

                              •    Targets intra-cellular TRAFYK complex

                        —    Causes up-regulation of HO-1 (heme oxygenase)

Unique drug delivery characteristics

•                  All D-amino isomers (9 D-amino acids and glycine)

•                  Resistant to protease attack

•                  Oral activity demonstrated (IBD in humans)

•                  Not bioavailability

RDP58 has no effect on the production of:
IL-1b, IL-4, IL-6, IL-8, IL-10

Fong, T., SangStat Oral Presentation, Digestive Disease Week 2003

RDP58 Blocks TRAFYK

[CHART]

Digestive Disease Week 2003

RDP58 —A Platform Molecule

Driven by Mechanism of Action

•                  Gastroenterology (oral administration)

                        —    Crohn’s disease: Phase II (future: capsule)

                        —    Ulcerative colitis (UC): Phase II (future: capsule)

                        —    Chemotherapy-induced diarrhea (CID): Phase Ib (oral solution)

                        —    Mucositis: pre-clinical studies

                        —    GI complications of HIV: non-human primate studies

                        —    Barrett’s esophagitis: pre-clinical studies

•                  Pulmonology (inhalable) — Potential role in pulmonary fibrosis, COPD, asthma

•                  Urology (installation) — Pre-clinical studies in interstitial cystitis

•                  Ophthalmology (eye drops)

                        —    Uveitis: Pre-clinical studies underway

RDP58 in Ulcerative Colitis:
Study Design

•                  Phase IIa, Prospective, Randomized, Blinded, Multi-Center, Placebo-Control

[CHART]

•                  Block randomization — groups of 3

•                  RDP58 taken with water, on arising and wait 1 hour for food

Sigmoidoscopy (sig), biopsy (bx)

RPD58 in Ulcerative Colitis:
Eligibility

•                  Patients with Mild-to-Moderate disease

                        —    On no or stable medication

                              •    No CSA, MMF, FK, TNF a inhibitor, or recent experimental drug

                              •    Stable therapy for 3 months + no dose change for 2-4 weeks

                              •    Steroid dose <30mg/day

•                  Symptomatic UC

                        —    Frequency and/or urgency

                        —    Diarrhea

                        —    Gross blood in stool

•                  Age 18-75 without colostomy/ileostomy

•                  Simple Clinical Colitis Activity Index (SCCAI) 4-9

                        —    Each parameter scored from 0 (normal) up to 4 (severe)

                        —    Total score 0-16 points

RDP58 in Ulcerative colitis:

Simple Clinical Colitis Activity Index

Stool Frequency (day)	Points
1-3	0
4-6	1
7-9	2
>9	3

Stool Frequency (night)
1-3	1
4-6	2

Urgency of Defaecation
None	0
Hurry	1
Immediately	2
Incontinence	3

Blood in Stool
None	0
Trace	1
Occasionally	2
Usually Frank	3

General Well Being
Very Well	0
Slightly below par	1
Poor	2
Very Poor	3
Terrible	4

Extra-colonic Manifest	1

Walmsley et al.  Gut 1998;43:29-32

RDP58 in Ulcerative Colitis:

Definitions of Success

•                  Level 1

                        —    Decrease of SCCAI >3 points by day 28
and

                        —    No intensification of therapy

•                  Level 2

                        —    Patients entering remission -SCCAI <3

Combined UC Results:
Response

Placebo	n=43
RDP58 100mg	n=21
RDP58 200mg	n=31
RDP58 300mg	n=32

[CHART]

Combined UC Results:
Remission

[CHART]

Histologic grading

[CHART]

Mean Change of Simple Clinical Colitis Activity index from Baseline

[CHART]

UC remission by baseline SCCAI score:

Combined vs 4-6 (mild) vs 7-9 (moderate)

Remission

[CHART]

Adverse events (AEs)

Range of events

                        —    Cutaneous, cardiovascular, gastrointestinal, eye, respiratory, blood, renal, psychiatric, musculoskeletal, neurological

•                  None approaching any significant association

•                  Median p value = 0.53 (range 0.20-0.88 )

4 Serious AEs were reported

•                  Placebo

                        —    Throat infection

                        —    Worsening renal function

                        —    Severe ulcerative colitis

•                  100mg

                        —    Flare of colitis (after day 28)

No hepatotoxicity

No neurotoxicity

No hematologic toxicity

Combined Crohn’s Disease Results: Response

Placebo	n=30
RDP58 100mg	n=18
RDP58 200mg	n=29
RDP58 300mg	n=27

[CHART]

Combined Crohn’s Disease Results:
Remission

[CHART]

Safety: RDP58 in Crohn’s disease

	AE line listing	P-value
Nervous system**	0.003
Mskletal/C. tissue		0.04
GI disorders		0.08
Vascular		0.16
Infections	0.53
Skin and SubQ		0.30
Reproductive/breast	0.55
Psychiatric	0.64

	AE line listing	P-value
Metab/nutritional		0.72
Ear/Labyrinth		0.81
General Disorders		0.83
Cardiac		0.31
Eye	1.0
Resp/Thoracic		1.0
Blood/Lymph		1.0
Renal/Urinary		1.0

All Adverse Events p=0.20

**NERVOUS SYSTEM DISORDERS	placebo		100mg		200mg		300mg		p-value
HEADACHE	10 (33.3%	)	7 (38.9%	)	2 (6.9%	)	3 (11.1%	)	0.006833

Ulcerative Colitis vs Crohn’s Disease:

Mucosal vs Transmural

[PHOTO]

[PHOTO]

RDP58 in IBD: Current Activity

•                  3 month chronic tox studies in animals underway

•                  28 day Ulcerative Colitis study of RDP58 at 600mg initiated

•                  28 day Crohn’s Disease study of RDP58 at 600mg initiated

RDP58 — Inflammatory Bowel Disease (IBD) Market Opportunity

•                  Overall prevalence: 1 million in the US alone

                        —    Estimates range from 700K to 2 million

                        —    Similar estimates in Europe

•                  Split 50/50 between ulcerative colitis and Crohn’s

•                  Ulcerative colitis patients require chronic therapy

•                  Common UC therapies include 5-ASA derivatives and steroids

•                  Could be 1st new class of oral therapy in decades for UC

                        —    Source: Crohn’s & Colitis Foundation of America

Chemotherapy-induced Diarrhea (CID)

•                  Many chemotherapies cause GI mucositis

•                  Irinotecan (CPT-11) regimens cause diarrhea in 85% of patients**

                        —    33% of patients experience severe (Grade III/IV) diarrhea

                        —    Severe diarrhea may require hospitalization and can be life-threatening

                        —    Diarrhea is an important dose limiting complication

•                  RDP58 has an open IND in US for CID

•                  Phase Ib underway in US

**American Society of Clinical Oncology (ASCO) 2003

RDP58 Allows Irinotecan Dose
Escalation in Tumor Bearing Mice

[CHART]

Tumor Response with Irinotecan Dose
Escalation

[CHART]

RDP58 Inhibits PMN Infiltration in

Bleomycin-induced Pulmonary Fibrosis

(Day 7) — A Mouse Model

[CHART]

RDP58 Inhibits TNFa Production in

Bleomycin-induced Pulmonary Fibrosis

(Day 7)

[CHART]

RDP58 Inhibits Bleomycin Induced

Pulmonary Fibrosis (Day 28)

[PHOTO]

RDP58 Conclusions

•                  RDP58 has shown significant results in a Phase II ulcerative colitis study

•                  SangStat continues to explore appropriate dose and duration of treatment in Crohn’s disease

•                  Additional opportunities may exist for RDP58 in other immune mediated diseases

•                  Currently pursuing a partnership for RDP58 with a company in the GI arena

RDP58 Q&A

GENZYME CORPORATION

Moderator: Bill Martin

08-13-03/3:00 p.m. CT

Confirmation # 501315

GENZYME CORPORATION

Moderator: Bill Martin

August 13, 2003

3:00 p.m. CT

Operator:  This call is being recorded.  At this time, for opening remarks and introductions I would like to turn the call over to Ms. Sally Curley.  Please go ahead.

Sally Curley:  Thank you very much.  During the call today we will be making forward-looking statements.  These statements are subject to risk and uncertainties and our actual results may differ materially from those projected in these statements.  The risks and uncertainties described in Genzyme’s and SangStat’s SEC reports filed under the Securities & Exchange Act of 1934, including an exhibit 99.2 to Genzyme’s 2002 annual report on Form 10K and under the heading “Risk Factors and SangStat’s 2002 Annual Report” on Form 10K and quarterly reports on Form 10Q filed in 2003.

In addition, we wanted to let you know that none of these presentations are a recommendation and offer to purchase or a solicitation of an offer to sell shares of SangStat Medical Corporation common stock.  On August 13th, 2003, Genzyme Corporation and Swift Starboard Corporation, a wholly-owned subsidiary of Genzyme Corporation, commenced a tender offer for all of the outstanding shares of common stock, including associated preferred stock purchased right through SangStat Medical Corporation at 22.50 per share.  This tender offer is scheduled to expire 10 p.m. midnight – 12 a.m. midnight New York City time on September 10th, 2003, unless it is extended as provided in the related offer to purchase.  Genzyme Corporation and Swift Starboard Corporation has filed with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents.  SangStat Medical Corporation has filed with the SEC its solicitation recommendation statement on Schedule 14D9.  Shareholders should read the offer to purchase and solicitation recommendation statement and the tender offer statement on Schedule TO and related exhibits because they contain important information.

Shareholders can attain these documents free of charge from the SEC’s Web site at www.sec.gov or from Genzyme by directing a request to Genzyme Corporation, 1 Kendall

Square, Cambridge, Mass. 02139, ATTN: Investor Relations, or from SangStat Medical Corporation by directing your request to SangStat Medical Corporation, 6300 Dunbarton Circle, Freemont, California, 94555, ATTN: Corporate Communications.  We undertake no obligation to update any forward-looking statements made today.

I’d now like to turn the call over to the director of Corporate Communications for SangStat Corporation, Bill Martin.  Thanks, Bill.

Bill Martin:  Thank you, Sally.  I’m glad that you had to do that.  My name is Bill Martin.  I’m the director of corporate communications at SangStat.  And I’m very happy that all of you have joined us this afternoon.  Speaking with us today on the call, to begin, is going to be Mr. Jim Geraghty, the Senior Vice President of Genzyme Corporation.  He’s going to provide a Genzyme overview of the proposed transaction.  Subsequently, Steve Aselage, our Senior Vice President of North American Sales and Marketing at SangStat, will provide a presentation from SangStat on both Thymoglobulin, our key marketed product, and provide background information on the transplant marketplace.

Additionally, Dr. Raymond Tesi – RJ to us – is our Senior Vice President of Clinical Development and Medical Affairs.  And RJ will be providing an overview for SangStat on RDP58, our lead product candidate in development.

Also on the call with us today is Rick Murdock, the Chairman, President, and Chief Executive Officer at SangStat, and he’ll be available to answer questions.  And also Naseem Amin, the Vice President of Business Development at Genzyme Corporation.

With that I’ll turn it over to Jim Geraghty.

Jim Geraghty:  Thank you, Bill, and good afternoon.  I will, as Bill indicated, give a very brief introduction today focusing on why Genzyme and SangStat have come to believe that this is an attractive combination, and actually increasingly so as we continue to learn more about the opportunities and synergies it enables.  And then I will turn it over to the SangStat team to provide more in-depth updates on key products and programs.

SangStat is a global company focused in several areas that are attractive to Genzyme and attractive areas of medicine today, including immunology, autoimmune diseases, hematology, oncology, and immunosuppression.  It also has two very attractive platform technologies, one involving rationally designed peptides, and the other in collaboration with a company called Therapeutic Human Polyclonals developing products in that category.

Revenues last year were about 120 million, of which about 77 million were in the Thymoglobulin franchise, including primarily Thymoglobulin and a small amount of Lymphoglobulin outside the United States.  And the company ended last year with approximately $97 million in cash and equivalents.

The focus of today’s call is not on the transaction or the form or the financial elements of it.  We will summarize those just very briefly here to give people the perspective.  As I’m sure all of you know, actually this is an all-cash tender offer, expected to close next month.  And as I think Sally indicated, the price is $22.50 a share for all of the 26.5 million outstanding shares.

Genzyme communicated in our initial call on this that we anticipate this transaction being dilutive to earnings in 2003 on a GAAP basis and neutral to slightly accretive on a non-GAAP basis starting in 2004 and beyond.  The transaction is, of course, subject to HSR clearance, although we do not anticipate any material issues on that basis.

Now, what I would like to summarize briefly for you here is the strategic fit that I think we’ve come to see this combination providing.  First with regard to SangStat shareholders and management and programs, we believe that this combination provides the breadth and depth of the Genzyme organization to add to the capabilities that SangStat has developed in both R&D, medical affairs, commercialization, and global infrastructure.  Our goals in doing that are primarily two-fold as summarized here.  First to accelerate the growth of Thymoglobulin, which has been growing, which we believe has the potential to continue to grow in a number of other indications, which we’ll talk about in a moment.  And also to advance the programs in the pipeline to bring them to commercialization in potentially a wide range of indications.

On the Genzyme side, SangStat brings an attractive product, a product which is growing – it’s been growing persistently over the last several years – and which has clearly established itself both in clinical trials and in the marketplace as the leading product in its field, a demonstration which has perhaps surprised people who had not anticipated that it had that potential, but, again, both clinically and commercially has shown very significant success in doing so.

For Genzyme this adds significantly to our portfolio in immune-mediated diseases.  We have communicated about these at some length in our prior analyst meeting, most recently this May, and provides a commercial anchor and a leading-edge commercial product to guide the further development of that portfolio, which includes potential products in transplantation as well as other immune-mediated diseases.

It also in the short-term provides very attractive synergies with Renagel.  The call points are not the same, but they broaden our collective franchise in our nephrology and our share of mind and among renal positions and gives us a platform that attractively leverages and adds to the current Renagel platform.

SangStat products that do this are primarily, again, Thymoglobulin, which, as Steve and RJ will talk about further, is an anti-thymocyte globulin derived from rabbit immunization.  It is clearly the leading polyclonal antibody available today for the treatment of acute organ rejection in kidney transplantation.  Outside the United States it is approved today for a wider range of indications, including both the prevention of graph rejection, aplasticenemia, and GVHD.

Genzyme has an interest and primarily plans to try to grow this product through a number of different means.  The first is expanding the label in some respects that we believe are both medically and financially significant, including the achievement of a label for induction in kidney transplantation in the United States, the expansion of the label into other forms of solid organ transplantation, including liver transplantation, and the further development of usage in bone marrow transplantation with the goal of ultimately securing a label in prevention of GVHD and BMT as well.

We also believe that the product has the potential for significantly greater use outside the United States, both in Europe, where the SangStat organization is marketing the product today, and where that organization in combination with the broader Genzyme organization we believe has the potential to make this the leading product in its field throughout Europe.  And also in Asia and Latin America, where the product has been marketed through distributors and where we believe that with a dedicated focus and the strength of both the field organization and the clinical and regulatory activities that we intend to support that with there is a significant opportunity for further usage in a number of indications.

In the field the synergies between the two field organizations are very clear.  Today they are essentially non-overlapping, with SangStat’s organization calling primarily on transplant surgeons and Genzyme’s organization primarily on nephrologists.  There are some overlaps and opportunities to increase that presence with transplant physicians, but simply the opportunity for these two organizations to essentially cross-sell the two products by itself we believe will be significant.

Finally, I would like to summarize briefly the other products and programs in the SangStat portfolio.  Gengraf, today a branded cyclosporine marketed under agreement with Abbott, which is for product therapy in organ rejection and is very complimentary to Thymoglobulin today and to a branded generic cyclosporine proprietary product that SangStat has in registration in Europe, which we believe has synergies with the Thymoglobulin program there, as well as a small product, Celsior, for a solution for storing organs during – awaiting transplantation.

The pipeline includes the most advanced product that – that branded generic cyclosporine in Europe, which is awaiting regulatory approval, Thymoglobulin in clinical trials in solid organ and bone marrow transplantation, and the RDP58 product in development in a wide range of indications, both in Crohn’s and colitis, as has been – results of which have been widely communicated, as well as in a number of other earlier stage programs that we believe have potentially very significant value long-term and which we are looking forward to developing further going forward.

So, in conclusion, we believe that SangStat represents a compelling opportunity for Genzyme and that the combination is a compelling opportunity for both companies.  It will provide Genzyme very attractive near-term growth, and we believe potentially very significant long-term growth.  There are significant synergies in multiple areas with the Renagel franchise and with our IMD programs.  And fundamentally we believe that transplantation represents a leading edge of innovative programs in immuno therapy for which Thymoglobulin is and has the potential to increasingly become a really innovative leading-stage product.

So with that I will stop and turn the presentation over to Steve Aselage, and we will take questions at the end of Steve’s presentation.

Steve Aselage:  Thank you, Jim, and thank all of you for joining us.  What I’m going to attempt to do this afternoon is familiarize you a little bit with the transplant marketplace and the lead product that we have that we sell into that marketplace.  And I think it might be best to start with the marketplace rather than with the product.

The transplant market in the United States is fairly concentrated.  Approximately 270 centers do all of the solid organ transplants, approximately 25,000 procedures done annually in those 270 centers, with the concentration very significant in the busiest centers.  Over 75 percent of the procedures are done in the top 100 centers.

Since we’re going to talk a little bit about bone marrow transplant as well, I think it’s worth mentioning here that there’s a very significant overlap between the bone marrow transplant centers and the solid centers.  Virtually all but a handful of bone marrow transplant centers also have solid organ.  So, again, the call points are very similar.

Europe we’re not going to go into in as much detail, but it has similar numbers of transplants.  Our best numbers around about 22,000 solid organ transplants in 2002, and again a very heavy concentration in the busiest centers.

To take a look at the mix of solid organ transplants that were done last year, this is UNOS data, which is United Network of Organ Sharing, and which enables us to track frequency and outcomes of transplants fairly accurately.  And what you can see is that the kidney component of the solid organ market – cadaveric kidneys the most common, living donor kidneys second most common – constituted over half of the total market.  And if you throw in liver, the other major abdominal organ that is transplanted, you’ve got close to 80 percent just between kidney and liver.

In terms of the growth of the market, there has been a single-digit growth.  This is data that shows the difference between 2001 and 2002 UNOS data.  The data does tend to trickle in late sometimes, so we may see those numbers change upward slightly over the course of the year.  But this gives you a fair assessment of the growth of the solid organ marketplace.

A significant component of the Thymoglobulin use in solid organ transplant is in induction.  Thymoglobulin is indicated for the treatment of rejection.  It is often used in induction.  This gives you a feel for the types of transplants and how induction therapy with an antibody is used.  And for those of you not familiar, each organ has its own unique immunogenicity, some organs generating a much stronger immune response than others.  And what this chart really shows you is that the higher the immune response, the likely immune response to a transplant, the more likely antibody therapy is to be used.

Got to take the two preceding slides, the one that gave you the incidence number of procedures and the likelihood of antibody to be used and combine them.  It gives you a pretty good picture of antibody use by procedure.  And as I mentioned previously, kidneys are the predominant organ transplanted.  They’re also one of the more likely organs to get induction therapy with an antibody.  And those two factors combine to mean that kidneys represent almost 75 percent of the overall antibody use within the U.S. marketplace.

To take another look at the antibody marketplace, this time in terms of competitive situation.  There are five main transplant – or five main antibodies in a transplant, and this gives you a feel for the market share in 2002.  Thymo was the leading antibody on a dollar basis at 42 percent, and four other antibodies split the rest of the market fairly evenly.

This is actually one of the more important slides in the presentation.  And I think it helps explain much of what is happening in the overall solid organ marketplace.  Because renal is such an important component, I’m going to focus the next few slides on kidney transplantation.  And what this shows is the growth of the waiting list.  This is the number of patients in the purple bar here on the waiting list hoping to get a kidney transplant.  The smaller bars – the green is the total number of kidneys that are transplanted.  It breaks it down into cadaveric kidneys and living donor kidneys.  And what you can see is that the need for organs is far outstripping the availability of organs.  And as you’ll see later, that pushes clinicians to work very hard to find ways to get organs to patients, because the quality of life and the side effects of long-term dialysis are significant and there’s a lot of pressure from both patients and the patients’ families to find a way to get a new organ.

In the next slide, which is a renal transplant market background, median wait-time to identify transplant, it goes hand-in-hand with the previous slide.  And not surprisingly, as the number of patients on the waiting list grows, the time on the waiting list also grows.  The longer a patient is on the waiting list, again, it’s difficult in terms of quality of life, and the patient’s overall situation can deteriorate, making it a tougher transplant when they do get a kidney.

This shows you some of the change in kidney donation that’s taken place over the last decade or so.  If you go back into the late ‘80s, early ‘90s, it was very rare for a living donor transplant to take place with anyone other than a close relative, either parent-to-child, sibling-to-sibling.  But as the need for the organs has increased and the supply has not, more and more living donors are not just done from related but rather from husband-to-wife, wife-to-husband, more distant family members.  And the reason why that’s important is not only does it change the components of the marketplace, but it also takes what was considered a very low-risk operation 10 years ago and by expanding the number of donors into less closely related donors, it increases the riskiness or the potential severity of an immune response in these transplants.

The Thymoglobulin slide, which is abbreviated TG in a number of the following slides, is a polyclonal rabbit antibody.  It’s produced by immunizing rabbits with human thymocytes.  It’s produced in our facilities in France.  Those facilities have had GMP inspections by U.S., European, and Canadian agencies over the last several years.  We have registrations and labels in over 50 countries.  And, interestingly, the U.S. was one of the last markets which Thymoglobulin was brought to.  It was approved in late 1998 and actually launched in February of 1999.  We have relatively narrow labeling in the U.S.  It is indicated for the treatment of acute renal allograft rejection.  Europe and the rest of the world – Thymo has been on the market in many countries for almost 20 years.  Indications vary by country, but in most of Europe and the rest of the world it is approved for induction, treatment of rejection, and a variety of hemotologic applications as well.

Lymphoglobulin is an equine polyclonal antibody.  It is available only outside of North America, primarily used in hematology, although it does have labeling for solid organ applications as well.  Like Thymo, it’s registered in approximately 50 countries and has been available in France since 1986.

If you take a look at world-wide sales of Thymoglobulin and Lymphoglobulin, in North America, in the blue – 1999 is a partial year; we launched in February – but you can see the steady growth of Thymo over the last four years.  In the Europe and rest of world markets (ROW), you see Thymo and Lympho combined, and you can see that in the late ‘90s and around 2000 we actually had a slight reduction in sales.  Competitive marketplace got a little bit tougher.  And what we did at that time was really reorganize a good bit of our European commercial operations, rebuilt the team, brought in a number of very high quality individuals.  And that group now has sales back on the right track.  And we’ve seen units and dollar growth in 2001 and 2002.

So we’re going to show you a little bit of a picture of Thymo here.  This is what it actually looks it.  And you’ll hear me slip and call it Thymo on a regular basis.  Thymoglobulin is a bit of a mouthful and we tend to shorten it.  But, if we can go onto the next slide, what we’ll do is try to characterize the product and give you a feel for how it really compares to other agents in this field.

I’m going to show you a study that came out of the Mayo Clinic published in “Transplantation” a couple years ago.  As I mentioned previously, different organs generate different severities of immune response.  And one of the most immunogenic of organ transplants is a solitary pancreas transplant.  The Mayo had used a product called OKT3, which was really the standard of care for this type of application prior to the new products coming out and had seen approximately a 60 percent rejection rate with that regimen.  When the IL2 blockers came out they moved to Zenapax, were able to reduce rejection rate to about 50 percent.  When Thymo became available they moved to Thymo, and as you can see were able to cut the rejection rate all the way to single digits.  I should mention that solitary pancreas is not a large market for us, but we include this slide because it is a very challenging type of a transplant and I think this gives you a good feel for what can be done with Thymo in this type of situation.

This is Thymoglobulin versus Atgam.  We wanted to show you this data because it compares Thymoglobulin to the only other polyclonal antibody available in North America.  And there are actually two different studies represented on this slide.  The chart on the left comes from a registration trial of transplantation.  Osama Gaber was the lead author, July of 1998.  This was a trial that compared Thymo to Atgam in the reversal of acute rejection in kidney patients.  It was set up to actually show equivalence.  And when the data was sorted, we found that we had a statistically significant improvement in reversal of acute rejection in Thymo compared to Atgam.

Importantly, and interestingly to us, we also found that the occurrence of a second rejection was less likely in those patients treated with Thymo, which told us that there were long-term immunomodulatory benefits that came from the treatment with Thymo.

The chart on the right comes from Dan Brennan’s work in St. Louis.  And in this study, Thymo was used not to treat rejections but rather to prevent rejections, a utilization that is generally termed “induction”.  And in his study, when it was compared with Atgam, we saw a 25 percent rejection rate with Atgam, a four percent rejection with Thymo.  So we felt that in both treating rejection and in preventing rejection we went into the marketplace with good data compared to the product that most people would have perceived as closest to Thymo in that it was a polyclonal antibody.

With that data in mind we felt that it was important to compare Thymo to one of the leading products, one of the IL2 antibodies.  That product was Simulect.  And our clinical group, RJ Tesi in the lead, designed a trial that would compare Thymo to Simulect in an induction setting.  It was planned 340 cadaveric renal transplants, one-to-one randomization, 180-day follow-up, with the composite end-point of acute rejection, graft loss, or death all counting toward a negative outcome.

That trial was actually stopped early based on recommendations from the independent Data and Safety Monitoring Board.  We had at this time acute kidney rejection which was two and a half times greater in the Simulect group versus the Thymo group.  And that DSMB felt that it was appropriate to stop the study with that type of an outcome.

To continue to get into a little detail on it.  When you take a look at the composite end-point, you see that there was a significant difference – 21 percent Thymo, 33 percent Simulect – in the overall negative – possible negative outcomes.  And the biggest single component of that was acute rejection.  There was also statistical significance with the acute rejection component as well as the overall component end-point.

It was important to us, and I think very encouraging to us, that we saw no difference in serious adverse events.  There was actually numerically significantly less cytomegalovirus (CMV) infection in the Thymoglobulin group.  And if I can take a second here, even though it’s not on the slide, because Thymo is a potent immunosuppressive agent, some people have feared that its routine use would cause an increase in CMV infection.  What we actually saw was that when compared to Simulect, although it did not quite reach statistical significance, we saw less CMV infection.  And we feel that that was because the lower incidence of acute rejection required less use of aggressive steroids and played out as less infectious complications.

So with good data versus Atgam, good data versus Simulect, we’ve been able to grow our market share.  In this graph – the Thymoglobulin market share slide shows you the market share – this is in dollars – since Q1 of ‘99, when we launched the product, up through Q2 of this year – and Q2 of this year is really the first year when we nudged over the 50 percent of dollar share mark.

So if you look at Thymoglobulin in solid organ transplant, where will future growth come from?  We think we can continue to grow share in the high risk recipient donor pairs.  Those are areas where we have data, where we’ve been increasing share, and where we feel that there is additional share that’s available to us.

Market share expansion.  There is less antibody used and less Thymo used in lower-risk recipient donor pairs.  When we get the future studies we’re going to show you a protocol that we’re doing.  But we feel that one of the important benefits that is now available to transplant patients is to be able to minimize the maintenance medications that they take and cause tremendous side effects and sometimes even an early graft loss due to chronic renal vasculopothy.  Being able to do a short course of Thymo and trade off a lifetime of steroids or minimize calcinurine inhibitors in exchange we feel is a good trade-off, and we’re comfortable enough to go into the clinic and show that there’s a benefit to doing that.  We’ll get into that in a moment.

There’s also some market expansion available.  And I guess I would look back to the slide that showed you the number of patients on the waiting list.  And there is an increasing drive to transplant kidneys that otherwise a few years ago would not have been transplanted.  That includes centers that are now doing transplants – renal transplants with ABO incompatible kidneys, positive cross-match transplants.  And in the cadaveric sector, we’re seeing donors taken that either because of age, underlying medical conditions, or history would not have been transplanted before.  These tend to be fairly high-risk transplants where aggressive immunosuppression is generally agreed on as appropriate.  And Thymo fits into that niche very well.

Also take a quick look at Thymoglobulin and bone marrow transplant.  This is a very large unmet medical need, I think, as most of you know.  Outcomes in BMT has improved but are still very far from acceptable.  Transplant-related mortality can be as high as 50 percent within 100 days post-BMT.  Much of that is due to acute graft versus host disease.  For those who survive the first 100 days, chronic graft versus host disease can cause death, and even for survivors a significant – can be a significant detriment to quality of life.

There are approximately 6,700 allogeneic transplants that were done in 2000.  That’s the last four-year data we have.  That comes from the International Bone Marrow Transplant Registry (IBMTR) registry.  We’ve seen as a sub-section of this group – we feel it’s worth mentioning – a steady increase in the number of non myeloablative transplants.  You’ll hear some people refer to those as mini-transplants.  And those are less difficult for the patient to tolerate, and as a result more patients over the age of 50 are being transplanted.  It’s a potential to increase the pool of patients getting bone marrow transplants in the future.

So if you look at Thymoglobulin potential in the BMT market, much like solid organ it’s very concentrated.  Twenty centers account for approximately 40 percent of all U.S. transplants.  There are a variety of cooperative groups that the smaller centers tend to work in, which again makes it relatively easy to access these institutions.  And there is a significant overlap with the solid organ transplant centers.  There is some potential to expand the market, we believe, in use and diseases such as some severe auto-immune diseases, like Lupus and MS.  And there’s also some positive data that’s being generated in the alternative transplant segments where unmatched parent donors (haplos), cord blood, or MUDs – matched unrelated donors – are being used.

We’ve been able to generate a fair number of very positive publications with Thymo recently.  We had 12 publications in 2002. And the most important thing here is not just that we’ve had data published, but that it’s very positive data.  It’s data that showed we can improve overall survival and, importantly, we can lower the incidence of GVHD.  We’ve put a couple references on this slide for your use.  I think if you note the references you will see that both are out of – out of Europe – one from Italy and from Scandinavia.  Thymo has been available in the European market a good bit longer than it has in the U.S., and I think we’ve got a good bit to learn from what the Europeans have learned over the last decade.  We’re taking their good data and their knowledge and trying to bring that to the United States where we are relatively untapped into this U.S. bone marrow market.

So we have three major studies that are on tap for 2003.  All of them relate to market opportunities that I addressed previously.  In living donors we’re doing a steroid sparing renal transplant trial.  That trial has already begun.  Our first patient was treated late in Q2 and we will continue to enroll in that through the rest of the year.  We have a matched related donor study in the BMT marketplace.  And this is I think a very unique approach in which we are taking a methotrexate component out of the standard BMT regimen, replacing it with Thymo.  We feel that there’s an opportunity to reduce toxicity and improve outcomes with this type of a regimen.  And we’ll be going into the clinic with that between now and the end of the year.  And then Thymoglobulin in liver transplantation.  There is an increasing need in liver transplantation to minimize use of products which have a potential damage to kidneys.  That’s because of the change in the way organs are allocated.  There’s more sensitivity to minimize calcinruine inhibitors.  And we’ll roll out a study this year or early next year which we will attempt to use Thymoglobulin as a means to reduce calcinurine inhibitors and spare kidney function.

So that is the end of the overview.  And we’re going to open it up now and take some questions.

Operator:  Thank you.  At this time if you’d like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.  Once again, if you’d like to ask a question at this time, press star one on your touch-tone telephone.  And we’ll pause for just a moment to give everyone a chance to signal.

We’ll take our first question today from Tom Shrader, with Harris Nesbitt Gerard.

Tom Shrader:  Hi.  Thanks for taking my question.  Can you give a little background on how Thymo is used in bone marrow transplantation?  Is it chronic? Can you use a rabbit antibody chronically?  And how much is used relative to, say, a kidney transplant?

Steve Aselage:  There’s a couple different questions there.  I’m going to take a crack at an answer and then I’ll ask RJ to jump in if he’s got any additional comments.  In bone marrow transplant, it is not used chronically.  It is used generally as a component of a conditioning regimen prior to the transplant.  And it’s included for a variety of reasons, the most important which, though, is to prevent graft versus host disease post-transplant.

In terms of the number of doses of Thymo that are used, if I understood your question correctly …

Tom Shrader:  Yes, that’s right.

Steve Aselage:  … in solid organ transplant, it varies by the type of organ and by the type of maintenance medication that is going to follow.  But on average in a renal transplant in the United States, if induction with Thymo is used it is four to five doses.

Tom Shrader:  OK.

RJ Tesi:  And that is very similar to the dosing that is given in bone marrow transplantation.

Tom Shrader:  So very similar amounts are used.

Male:  That’s correct.

Tom Shrader:  Real quick.  This very high risk market where kidneys could be used that couldn’t be used otherwise, how large is that?

Steve Aselage:  I would characterize it as a budding market.  We’re seeing a small number of cutting-edge centers doing more types of living donor transplants with positive cross-match ABO incompatible kidneys.  There’s actually an NIH trial that has just rolled out.  I believe Stan Jordan is the principal investigator in that trial.  And that trial will, we believe, establish that transplant even across some immunologic barriers previously thought to be un-crossable is not only feasible but it’s preferable to remaining on a waiting list.  Thymoglobulin is a component of that trial.  And we believe that once that data is published it will expand very rapidly.  I can’t give you a firm number on exactly how many patients would fall into that category now, but I would say it’s a relatively small but a number we expect to grow substantially.

Tom Shrader:  OK.  Thanks.

Steve Aselage:  Sure.

Operator:  We’ll go next to Bill Tanner, with Leerink Swann.

Bill Tanner:  Thanks.  A couple of questions.  One on the Brennan data that you referenced on induction therapy.  I think that was published in maybe – or released in 1998.  Just kind of curious as to,

you know, what’s been the path subsequent to that.  And, you know, what we would anticipate in so far as trials needing to be done and registration, kind of why the long lag time.

Steve Aselage:  The Brennan data that was published was not usable by us as a submission for registration, because it was a single-center trial not a multi-center trial.  We intend to meet with Food & Drug this fall to try to iron out a regulatory strategy.  We’ll show them what data we have on induction, find out what additional we need to do.

The other thing I would mention with regard to the Brennan data that I referenced is, because that initial one-year follow-up was published some time ago, the folks at Lawrence now have five-year follow-up on that.  That will go into manuscript form.  We hope to have that published some time soon.  That actually continues to show a significant benefit for Thymo even five years post-transplant, which we’re very gratified to see.

Bill Tanner:  And then on the trial versus Simulect, just curious as to the choice Simulect versus Zenapax.  And on the composite, I mean, obviously it looked like the drug did very well with respect to acute rejection.  I’m wondering what’s really important, you know, how important graft loss actually is and if there’s any understanding as to differences between Thymo and Simulect with respect specifically to graft loss.

Steve Aselage:  Sure.  A couple of questions there.  Let me start with why we picked Simulect.  We felt like the IL2s, both Simulect and Zenapax from our perspective were interchangeable.  Simulect was a better choice as a comparator agent simply because its labeled dose was the same as the dose in use in the U.S. marketplace.  Zenapax has a labeled dose that requires five days of therapy.  Very few centers are willing to give Zenapax for five days.  They’ll double the doses up and give it in two days.  And we didn’t feel like we could go to FDA and get an IND with a Zenapax dose that wasn’t what, what was commonly used because it wasn’t labeled.  And we didn’t feel like we could ask the centers to use the dose that was labeled because they felt that it was too inconvenient.  So Simulect was the obvious choice there.

RJ Tesi:  And to answer your second question, in a one-year study with modern kidney transplantation, really patient survival and graft survival is the – is expected to be excellent.  So that’s why acute rejection is really what drives these studies and what people focus on at this time.

Now, there is good evidence that acute rejection in the first year actually has an impact on long-term graft survival, and the study is designed to look at those end-points at two, three, and five years.  But obviously we are only 14 months into that.  So time will tell.

Steve Aselage:  The thing that I think is important in the marketplace is that it is generally accepted, probably not universally, but generally accepted that acute rejection, you know, is a forerunner of eventual graft loss.  Damage to the kidney is cumulative over a period of time, and a rejection early in the course, you know, is likely to result in graft loss that comes earlier rather than later.  So while it may take five years, seven years, 10 years to sort out the long-term outcome data, most clinicians would agree that avoiding early rejection is going to have a beneficial effect on long-term patient outcomes.

Bill Tanner:  And then I guess maybe just one last quick question on the calcinurine inhibitor sparing.  I mean, obviously a number of years ago when Protein Design Labs, I think, was looking at Zenapax in a cyclosporine Sparing manner, you know, that kind of wreaked havoc with SangStat’s stock from time to time prior to Gengraf approval.  Just curious as to what the level of interest is with the physicians about trying this after, you know, that – the Zenapax trial, as I recall, you know, failed fairly rapidly.

Naseem Amin:  Yes, I think I wouldn’t like to draw comparisons between another agent and this agent, and specifically with very different mechanisms of action.  So I’m not sure whether there’s any direct (corollary).  I think from a perspective of looking at calcinurine inhibitor Sparing trials or minimization trials and steroid Sparing trials, there really is a very strong desire in the transplant community to minimize or eliminate one or more agents.  Simply because the Achilles heal of transplantation, as I’m sure you’re aware, is chronic rejection.  At 10 years 50 percent of patients have lost their kidney.  And that’s where the predominant focus of the transplant community is moving towards.  And many single center studies, I’m sure you’ve read in the literature, are showing that people are having some success with that.  No large well-controlled randomized trials have been done, but those single-center studies give us comfort that it is indeed potentially possible.

Bill Tanner:  OK.  Thanks.

Operator:  We’ll go next to Yaron Werber, with SG Cowen.

Yaron Werber:  Yes, hi.  I’m curious, in bone marrow transplant, what is the penetration these days of induction antibodies?

Steve Aselage:  The best data we have is that approximately 50 percent of BMTs in the United States receive some type of a polyclonal antibody.  Most of those patients currently receive the equine polyclonal antibody.

Yaron Werber:  And is that – are we speaking ex-U.S. or U.S.?

Steve Aselage:  I’m speaking U.S.

Yaron Werber:  OK.  So it seems like half the market is up for grabs.  Is that what you’re –

Steve Aselage:  No, I don’t think so.  I think what we’re saying is not just to look at – and our approach is not just to look at swapping out Atgam in favor of Thymo and replacing one polyclonal with another polyclonal, but to be able to use Thymo in our matched-related trial, to take out an agent which is generally thought to be one of the more toxic components of the regimen and one of the most beneficial components of the conditioning regimen.  So our goal is not just trading Thymo for Atgam, but rather developing a regimen built around Thymo that allows clinicians to avoid use of methotrexate and the associated side effects.

Yaron Werber:  OK.  And then in terms of the three clinical studies that you’re one launch and two launching, when do you think we might be able to see data? And do you have any interim looks planned?

Steve Aselage:  I’m going to serve that one to RJ, if I can.

Raymond Tesi:  The three studies are actually open-label studies.  It’s impossible to blind a study – or difficult to blind a study with Thymoglobulin.  So there will be data available at the various medical meetings as the enrollment and follow-up goes on.  I don’t want to predict when the first date of that data are, but it’s not – they’re not blinded trials.  So I don’t think you’ll have to wait a long time.

Yaron Werber:  Thank you.

Bill Martin:  OK, I think that we’re going to – this is Bill Martin – I think we’re going to stop here for now.  We will take more Q&A at the end.  We’d like to go on now to Dr. Tesi’s presentation for SangStat  on RDP58.  And we’d like to also let you know that you can find slides of the presentation that we’re currently presenting on both SangStat’s Website and on Genzyme’s Web site.  But if you are experiencing difficulties in viewing the slides on the Genzyme.com, just please go to SangStat’s Web site at, well, SangStat.com, because we’ve got PDF files there for you.

And with that, RJ, would you start with RDP, please?

Raymond Tesi:  Thank you, Bill.  I’m going to talk about RDP58, which is a clinical research and – or drug discovery in clinical development program that is from SangStat that has – we recently released phase two data in.

In the first text slide with RDP58, it is a lead compound of really a new family or new class of agents.  It is a potent anti-inflammatory that has multiple mechanisms of action, because it inhibits actually more than one cytokine – actually they’re called the TH1 cytokines, TNF Alpha, Interferon Gamma, IL12 and IL2 – by targeting a single unique protein complex that we have named “TRAFYK”.  (Made up from the words: TRAF from TRAF6; Y from MYD88; K from IRAK)

The drug is unique in many ways.  When we designed it is a – we designed this 10-amino acid peptide to contain all D-amino acids.  You and I are all L-amino acids.  D-amino acids are not recognized by our digestive enzymes.  So this is actually resistant to protease attack, so it makes an ideal agent to be given orally and that’s why we focused initially on inflammatory bowel disease.

Also, it is not bio-available.  It is a 10-amino acid peptide that cannot be taken up.  So really it’s a topical agent on the intestine.  And as a topical agent on the inside, or the lumin, of the intestine, you would expect it to be safe.  And our animal data, normal volunteer data and clinical data to date suggest that it does have an excellent safety profile.

In the next slide on the mechanism of action, you can see how RDP58 works.  RDP58 is unusual in that the peptide actually gets into the cell and it prevents assembly of the protein complex, or coupling protein complex, which sits right beneath the cell membrane that includes Mid-88, TRAF6, and IRAK.  When these compounds or proteins come together, they actually stimulate protein kinases such as P38, MAP-kinases JNK, and then IKK to actually promote the transcription, translation, and synthesis of cytokines.

When RDP58 inhibits the assembly of these peptides, these cytokines cannot be made.  So there is no TNF or Interferon Gamma produced.  And this makes it very different than Remicade or Enbrel, which work by actually binding TNF Alpha after it’s excreted by the cell.

On the next slide, we have always taken the position that RDP58 is a platform molecule.  And based on its mechanism of action and its pharmacological characteristics, we have determined there are potentially a number of areas where this is a therapeutic agent.  Our clinical development to date has been focused on oral administration in the gastroenterology field.  Inflammatory bowel disease, which includes Crohn’s Disease and ulcerative colitis, have completed phase II studies.  There is a phase Ib study in chemotherapy induced diarrhea which is really a form of mucositis.  And there are other GI applications which are in pre-clinical work.

But as a peptide that’s small and could be placed in many ways, there are other topical applications, such as putting it in an aerosol in pulmonary disease, for a potential role in pulmonary fibrosis or asthma, placing it in the bladder for the treatment for interstitial cystitis, or using it as topical agent to treat opthalmologic indications such as Uveitis.

I will talk for a moment about the GI trials we just completed.  And in the next slide you see the study design of the ulcerative colitis phase two trials.  This was a prospective, randomized, blinded, multi-center placebo controlled trial where patients were on day zero randomized to receive placebo or one of three doses.  At that time they had sigmoidoscopy and biopsy.  They received therapy for 28 days, during which time they were seen multiple times.  And at the end of 28 days they had a repeat sigmoidoscopy and biopsy.

The primary end-point was called “the SCCAI”, which is the Simple Clinical Colitis Activity Index, which is an activity index – you’re familiar with this with Crohn’s Disease with the CDAI.  This is a much less cumbersome index to use that is specific for ulcerative colitis.

And, finally, the last phase is a safety run-out, so to speak, from day 28 to day 56.  So there are really three opportunities to look at efficacy, look at the primary end-point at day 28, look at the response by histology, and also look at what happens when the patients are taken off the drug.

As I said, these patients were all given the drug orally, and it was given in water at the – when they woke up every morning.

In the next slide, the eligibility of the trial is described.  Patients who were enrolled were on mild to moderate disease.  And this was – we aimed for patients who were not in the hospital.  They had to be on no or stable medication for three months.  And the patients were kept on these medications during the study.  They could be weaned from the medications if the clinical situation improved, but any increase or intensification of their base-line medications was considered a failure.

They had to have symptomatic ulcerative colitis, defined by the SCCAI of an index of greater than four to nine, which meant they had to have symptoms such as frequency and urgency, diarrhea and blood in the stool, and they had to be adults.

On the next slide, the Simple Clinical Colitis Activity Index is described.  It is a 16-point scale of which there are six categories: stool frequency in the day, in the night, urgency, blood in the stool, general well-being, and extra-colonic manifestations.  This validated index is very useful for managing these patients.  And the patients are most concerned about stool frequency and urgency, particularly day stool frequency.  The physicians tend to be most concerned with is blood in the stool and the frequency of their diarrhea.

On the next slide describes the primary end-point, which was a decrease in the SCCAI of greater than/equal three points, plus, as I mentioned, no intensification of therapy.  Patients who did not return for follow-up were considered failures.  Also, patients who entered remission were considered those patients with a score of three or less.

The next slides looks at the composite data of the two trials combined.  And in this trial you can see that – a number of important items.  First of all, there was a very high placebo response rate – that is of around 44 percent.  This has become the norm in studies of inflammatory bowel disease.  Secondly, the 100 milligram dose was not enough.  But a dose of 200 or 300 milligrams showed very adequate therapeutic efficacy with over 70 percent of the patients responding.  As you can see, there are about 30 patients per arm.  And Simon Travis, with Oxford University in the U.K., who is our lead investigator, has often commented that there has not been a response in ulcerative colitis like this since steroids were introduced in the ‘60s.

But in the next slide he makes the point that most – the thing that is most important to patients is actually going into remission.  And as you see, there is a very high incidence of remission using the definition of a score of three of less in these patients, with over 70 percent of the patients in the higher dose groups going into remission.

There are other important end-points.  Dr. Travis, in the next slide, was most comforted by the findings in histologic grading.  The histologic scoring is actually an objective criteria, very different than the subjective criteria in the scoring activity index.  And as you can see in the yellow bars, in the placebo arm, most of the patients that received placebo, their histology got worse.  Those that received either 200 or 300 milligrams a day of RDP58, in general their histology improved.  And actually you see a nice dose response in the 200 and 300 milligrams bars in the improved group.

In the next slide is a bar graph showing an example of the response rates in the 200 milligram group.  And there are two important findings here.  First is you can see in the first seven days there’s quite a high placebo rate.  That’s why these trials must be performed with a blinded placebo design.  But very quickly after the first week the results separate.  And in the green line you see a dramatic improvement in the patients who receive 200 milligrams up until day 28.  Importantly, there is no rebound phenomena – that is, where those patients get dramatically worse after the drug has stopped.  This is encouraging.

Finally, in the next slide, another important end-point was whether the results were segregated by severity of the disease.  Mild disease was combined as an index of four to six, moderate disease as an index of seven to nine.  And although the statistics begin to break down because you end up with very small groups, you can see qualitatively that independent of the severity of the disease at the time of enrollment or whether you were on medications, either five ASA compounds or on steroids, your response was the same, suggesting these were very robust results.  And, in fact, now understanding more of the mechanism of action or more about the results of the trial, we are comfortable that this drug should work in patients with more than moderate disease.

In the next slide you can see that above all this appears to be safe.  The number of AEs in the study were low.  They were not segregated by either dose or by the events.  And, in fact, the AEs, the serious adverse events occurred, were most commonly actually in the placebo group.  As you can see, there were three serious adverse events, one of which was really a therapeutic failure – that is, a patient had worsening of their ulcerative colitis requiring hospitalization.  The only other SAE was a flare of colitis in the 100 milligram group, which I’ve already mentioned was therapeutically ineffective.  So that is to say two of the four SAEs were actually therapeutic failures or worsening of the disease in drug levels – dosing levels that were not important.

Importantly, in this study, particularly for a drug that works through the various protein kinases, there was no evidence of hepatotoxicity, neurotoxicity, or hematologic toxicity.  So no matter how we have been able to evaluate the ulcerative colitis through this data, it had very positive results in the 200 and 300 milligram group.

We did a very similar design in Crohn’s Disease.  The only difference is obviously they have Crohn’s Disease.  They had mild to moderate disease.  And they had – we used the CDAI, which is the Crohn’s Disease Activity Index, as the marker of success.

And as you can see in the figure, the results of that study were negative.  And as hard as we might try, we could not bring this to a statistically significant difference.  But this is a small study and there is some evidence on the next slide, looking at remission, that there is some activity here.  As you can see, there seem to be some activity in the 200 milligram group, although it’s hard to really read too far into this.  I’ll make some more comments about our plans in Crohn’s Disease in a moment.

In the next slide, the Crohn – the safety in the Crohn’s Disease trial is demonstrated.  And in this there were some episodes of headache that were common in the low-dose or placebo group, but nothing in the higher-dose groups and in no other organ system or category were AEs important.

So at this point one of the questions you’d have to ask is what is the difference between ulcerative colitis and Crohn’s Disease.  And in the pictures, or the slides, you can – you can’t necessarily tell, but ulcerative colitis is really a disease of the colon that is superficial or a mucosal disease versus Crohn’s Disease is a disease that involves both the small intestine and the colon.  It’s what’s called a “transmural” disease and obstruction is common.

So for a topical agent that is not bio-available, it’s very reasonable that ulcerative colitis should be an ideal therapeutic target.  But it’s unclear from Crohn’s Disease whether this drug will work, although I think we have work to do.  There are really four answers that need to be obtained before we would choose to abandon pursuing Crohn’s Disease.  One, was the dose high enough?  And, in fact, in the next slide you can see that we’ve already initiated a 28-day 600 milligram trial in Crohn’s Disease to answer this question.

The second question, Does duration of therapy need to be longer?  Most of the Crohn’s Disease trials have end-points that are – extend beyond four weeks.  And we would expect to do a longer term trial before we abandon Crohn’s Disease.

The third issue is design.  Maybe this drug is better in treat – for maintenance therapy in Crohn’s Disease than actually the treatment of flare.  And, finally, it is possible that the drug does not work in Crohn’s Disease either because the – because of the pharmacological characteristics, although the mechanism of action is very attractive for treating this disease.

So the other activity that we currently have underway in inflammatory bowel disease is the three-month chronic tox studies.  That will allow us to treat patients with Crohn’s Disease for a longer period of time.  And, finally, a 28-day study of 600 milligrams a day in ulcerative colitis, which will improve the safety window as we move forward with the program.

In the next slide on the market opportunity for inflammatory bowel disease, you can see it an attractive one.  There are a million patients in the U.S. alone and a similar number in Europe.  This is split about 50-50 between patients with ulcerative colitis and Crohn’s Disease.  And patients with ulcerative colitis as a rule require chronic life-long therapy.  Most of the therapies for Crohn’s Disease – ulcerative colitis are five aminosalicylic acid (ASA) derivatives and steroids, of which there are multiple agents in each class.  And RDP58 appears to be the first in a class of agents for the treatment of ulcerative colitis, which is attractive from a medical point of view.

As I mentioned earlier, RDP58 is a platform.  We are looking beyond inflammatory bowel disease.  And in the first slide on chemotherapy-induced diarrhea, this is really the most advanced program outside of inflammatory bowel disease.  Many chemotherapies cause really mucositis – mucositis – most people are familiar with the oral pharangael mucositis, which causes mouth ulcers and pain on swallowing, et cetera.  But often diarrhea is associated with the same type of superficial mucosal loss in the GI tract.

And really the most prominent example of that is the drug irinotecan, which historically – or until recently had been one of the most common chemotherapy regimens for patients with metastatic adenocarcinoma of the colon.  Eighty percent of the patients have some form of diarrhea, a third grade three or four, which is quite severe diarrhea often requiring hospitalization and can be life-threatening.  More important, the diarrhea is a dose-limiting complication, and in general clinicians lower the dose of irinotecan in response to the diarrhea complication.  We opened an IND for the – in the U.S. for the treatment of chemotherapy-induced diarrhea the last – fourth quarter last year, and a phase 1b study is underway in the United States.

In the slide line graph are the data that were presented at the American Society of Clinical Oncology (ASCO) this spring.  And this is really the third experiment in a series, where in the first experiment we demonstrated that the addition of RDP58 orally to a mouse model of irinotecan and diarrhea decreased the diarrhea, improved the survival of the animals.  And the second experiment, we demonstrated that it did not have a negative effect on the cytotoxicty of irinotecan in the adenocarcinoma model.  And then this experiment demonstrated that you can actually dose escalate the irinotecan.

So if you look at the figure, you can see in the blue squares that if you give 1,200 milligrams per kilogram of irinotecan, half of the animals die from what would be considered regimen-related toxicity from the irinotecan.  If you cut the dose in the black triangles to 600 milligrams per kilogram, all the animals survive.  If you give the 1,200 milligrams per kilogram of irinotecan with oral RDP58, only 20 percent of the animals survive.  But in the next slide you can see the impact of doubling the dose, where with the 600 milligram dose in the black bar you only have about a 40 percent decrease in tumor size.  When you are able to double the dose to 1,200 milligrams, you actually get an – over an 80 percent increase in tumor size, demonstrating that you can dramatically dose escalate the irinotecan if you can eliminate the GI toxicity of the disease.

So this program is ongoing and we expect this trial to continue to enroll through the rest of this year.  There are several pre-clinical areas that we are working intently on.  The last area I will talk about is actually our pulmonary program.  RDP58 has a molecular weight of 1,200. That makes it one fourth the size of insulin.  Many of you are aware that insulin as a peptide is now being delivered by an aerosol.  So a peptide of the size of RDP58 should be easily delivered by an aerosol if it’s – if there’s an appropriate therapeutic application.

The model that I use to demonstrate here is one of fibrosis.  I guess a good example might be a useful clinical – pre-clinical model for pulmonary fibrosis.  And it’s the Bleomycin model in mice.  And in this model the mice are given Bleomycin, and over the next days to weeks they develop severe pulmonary fibrosis.

In the first figure you can see there’s a nice dose response with greater the dose of RDP58.  There is a dramatic decrease in the amount of leukocytes that actually infiltrate the lungs.  And in the next slide you can see that correlates well with a dramatic decrease in the TNF production.

In fact, knowing what we know about the mechanism of action, those are not all that surprising.  But in the final slide you see the most dramatic representation of these results, where in the left upper corner you see what saline does when used as the control, compared to the left lower panel where the lung tissue of the animal after Bleomycin shows severe fibrosis and hemorrhage.  In the right lower panel, the combination of Bleomycin but with RDP looks very much like the control panel, demonstrating that RDP significantly decreases the fibrosis response to animals in this model.

So in the last slide, in conclusion, RDP58 has shown to have significant therapeutic results in treating active ulcerative colitis.  We believe that it is important to continue to carefully explore the opportunities in Crohn’s Disease before – to determine if there is a therapeutic application of RDP58 there.

RDP58 as a potent anti-inflammatory may have use in other immune-mediated diseases, and I believe certainly there may be partnership opportunities out there for RDP58 if that is the direction that we choose to go.

So I think we will open it up to Q&A, and I’ll turn it back over to – I guess the Q&A is really appropriate for either RDP58 or Thymoglobulin at this point.

Bill Martin:  Yes.

Operator:  And, once again, if you’d like to ask a question, press star one on your touch-tone telephone.  Once again, star one for any questions.

And we’ll take a question from Mark Augustine, with CS First Boston.

Mark Augustine:  Good afternoon, and thanks for taking my question.  I’m look through the slides in ulcerative colitis.  And the reported P values use a Cochrane Armitage test.  To my knowledge that’s a test for trend.  Can you confirm that?  And then, secondly, what would be the test for actual significance between groups?

Raymond Tesi:  You are exactly right.  That is a test for trend, and that is the appropriate test to use in the figure presented.  If you do pair-wise analysis of the – of, for instance, looking at the 200 compared to the placebo or the 300 to placebo, they are statistically significant.  And although – it’s on another presentation on the Web site – it’s in the .03 range or .02 range.  So, in fact, that is what I was trying to say, that even if you do pair-wise analysis, trend analysis, no matter how you cut the ulcerative colitis data, it is statistically at the 200 or 300 milligram dose, and the 100 milligram is a failure.  And likewise with ulcerative colitis, no matter how you cut the data, the data are negative.

Mark Augustine:  OK.  Thanks very much.

Male:  Excuse me.

Operator:  We’ll go next to Stephan Patten, with Sectoral Asset Management.

Stephan Patten:  Hi.  Thanks very much for taking my question.  Getting back to the Thymo, I was just looking at some of the – one of the first charts with regards to induction that you had in the various kidney diseases, where the cadaveric and live transplants.  And I was just wondering how much farther would a filing be ((inaudible)) the penetrations.  You already seem to be at sort of 25 of 65 percent and 20 of 60 percent for the cadaveric and live disease penetrations in induction.

Steve Aselage:  I don’t know if I can quantify how much further, but I can say we feel that having the actual labeling would enable us to be much more aggressive with our marketing and with our medical education.  As it is, it’s largely the data that’s driven the market penetration to date since we are not approved there.  And we would very much like to be able to aggressively communicate the information.  We feel like if we could communicate it better we would have much higher share.

Stephan Patten:  Would you be hoping to increase the antibody usage overall as well, or is that not likely to happen?

Steve Aselage:  No, I think that is actually likely to happen.  And we’ve seen a steady increase in overall antibody usage, at least in the kidneys and KP markets over the last few years.  So that is happening as we speak, and I think it’ll continue to happen.

Stephan Patten:  OK.  Thanks very much.

Steve Aselage:  Sure.

Operator:  We’ll go next to Bridget Collins, with Victory Capital Management.

Bridget Collins:  Hi.  I had a couple of questions, one from the first section and one from now.  Could you educate us a little bit about the important differences between a polyclonal antibody and a monoclonal, which I’m more familiar with? And my second question is simply if you could get more specific about which application of RDP58, other than the GI, that Genzyme would regard as suitable for internal development.

Bill Martin:  Well, first start with the explanation of polyclonal versus monoclonal.  I think we’re fairly well versed in that.  All right.

Steve Aselage:  All right.  I think in its most basic sense a polyclonal antibody is really a cocktail of monoclonal antibodies.  And it’s probably an odd way to explain it, but within a polyclonal you have antibodies that target a variety of antigens and even a variety of epitopes within a specific antigen.  So that you have a redundancy, if you will, of hitting any type of a cell, which we believe makes it much more difficult for a cell to escape, a target cell to escape, because it can’t just internalize one antigen or mutate one antigen to avoid being targeted by that polyclonal.

Monoclonals hit a specific epitope on a specific antigen.  It is somewhat like the difference between a rifle shot and a shotgun.  And that’s probably not a good analogy, but hopefully at least it gives you some color for the general approach.

Bridget Collins:  Now, do you have a big side effect give-up because of that?  Isn’t that why everyone wants monoclonal to be very specific?

Steve Aselage:  Well, I think whether or not you want specificity or whether you want, you know, a broad activity depends on the utilization that the antibody is going to be targeted for.  If you’re looking, for instance, to maybe shut down, you know, a specific pathway, one specific pathway in a specific cytokine production, then monoclonals may be ideal to do that.  But if you’re taking a broad approach of wanting to repress, you know, T-cells, which come in a variety of types, then having a broader approach has some advantages.  Additionally, I’m reminded that, you know, different disease settings have different requirements, and as such, you know, different types of products are most appropriate in those different settings.  There’s no one product that’s best for all settings.

Naseem Amin:  I can add something here.  I don’t think that the analogy between a monoclonal and polyclonal is quite the way you’re characterizing it.  If you looked at some of the monoclonals, such as the anti-TNFs, they have a safety profile that is not, you know, clean.  There are clear issues using monoclonal antibodies.  So I don’t think it’s monoclonal versus – specifically versus polyclonal.

The other thing I would add is that, you know, in a head-to-head trial that was done with Thymoglobulin and Simulect, that was one of the concerns of physicians initially, that, you know, you may see a higher risk of infections.  And that indeed was not seen as the case when a monoclonal was used against this polyclonal.

Bridget Collins:  All right.  Thank you.  I actually thought of another question related to RDP58, if you could.  You didn’t mention any of the applications for which the other anti-TNFs are used, namely arthritis.  Do you believe this compound is suitable for that or not?

Raymond Tesi:  The – I mentioned early on that the drug was not bio-available.  So that when you take this by mouth and can’t measure it in the bloodstream.  So eliminates the ability to use it for treatment of, for instance, rheumatoid arthritis, although that’s also where the safety profile is much improved over the bio-available TNF inhibitors.

Bridget Collins:  OK, all right.  I understand.

Naseem Amin:  To answer your second question in terms of what specific areas Genzyme may have an interest in pursuing as we move forward.  As we announced, certainly in the inflammatory bowel disease – there specifically in ulcerative colitis – that doesn’t sort of classically fit into the kind of areas and diseases that Genzyme has been focused on a marketing perspective.  It’s not so much an unmet need, from a marketing perspective that’s a much broader reach.  So we like to focus on specific diseases.  We have internally programmed in pulmonary fibrosis, and that’s – clearly we’ve had a long-standing in pulmonary diseases, and specifically pulmonary fibrosis.  We have had an interest obviously in transplantation, and we have our own internal program there.

Bridget Collins:  But I just didn’t see any obvious areas of overlap with the existing Genzyme programs.  That’s all I was curious about.

Male:  Not commercial programs, but in – there is overlap with our clinical development programs, the ones I mentioned.

Bridget Collins:  OK, thank you.

Operator:  We’ll go next to Franklin Berger, with FMB Research.

Franklin Berger:  Good afternoon.  This actually was a question on Campath.  I’ve been hearing that Campath has made some gains in the transplant setting.  Can you comment on this increased use and what its continued role might be, in your opinion?

Steve Aselage:  I have a hard time projecting out what may be the future for Campath.  I can tell you it is a product that has a provisional approval for third-line treatment of chronic lymphcytic leukemia (CLL).  It has no significant data or approvals within the transplant space.  There are centers that are experimenting with Campath.  There has been a bit of published data that came out.  Data out of the Universe of Wisconsin was published in – I believe it was “Transplantation” a couple months ago.  It was not particularly encouraging, with rejection rates in the high 20s.  There was data from Northwestern presented at the American Transplant Congress (ATC) in late May in their simultaneous kidney-pancreas (SKP) population, which they had used some Thymo, and it appeared that their Campath rejection rates were significantly higher, although they did not break out the different groups so that you could tell that clearly.  I think it’s early on.  It’s an interesting product.  Whether or not it has any role in solid organ transplant I think remains to be determined.

Franklin Berger:  Thank you.

Operator:  We’ll go next to Suntanto Widjaja, with Symphony Asset Management.

Suntanto Widjaja:  Hi.  Thank you very taking my call.  This is a question predominately for the Genzyme representatives.  My understanding of Genzyme’s originally strategy had – it focuses mainly on organ diseases with very high average selling prices and little or not competition in the marketplace.  And my perception of this acquisition is that there is a – appear to be a shift in strategy to acquire products with dramatically lower average selling prices, as well as, you know, competition.  Is that statement correct?  And if so, how can Genzyme continue to deliver the 19 to 20 percent long-term growth that the Street is expecting?

Naseem Amin:  I think certainly – I mean, your characterization of Genzyme may be three-fold.  Historically the diseases where there’s very high unmet need.  But I would remind you that we have been commercialized Renagel, which is much more like a pharmaceutical product, and it’s in a competitive landscape.  And so we have started in that area.

And I would – and I would characterize Thymoglobulin ((inaudible)) that it is a competitive landscape, but we believe that it this product in the induction market and the acute rejection market provides significant benefits from clinical data of the existing agent and that we believe there is opportunity to continue to do the clinical development that would allow us to expand the label.

Suntanto Widjaja:  As a follow-up question, in your presentation you had indicated that the market for Thymo is approximately $120 million for the past year.  Do you expect, with your sales and distribution effort, that this marketplace will dramatically be increased?

Naseem Amin:  I will not address – we obviously cannot make any forecasts moving forward.  We feel that there is potential for geographical expansion, in Latin America and in Asia, and we’re currently evaluating that to date.  But we’re not making any forward-looking statements.

Suntanto Widjaja:  Thank you for your time.

Operator:  Well go next to Bill Tanner, Leerink Swan.

Bill Tanner:  Hi.  Just a question on the RDP58 on TRAFYK.  Curious as to where the data might be with respect to, you know, publication, kind of scientific peer review.

Bill Martin:  That’s your …

Raymond Tesi:  The data represented at “DDW”, as far as the TRAFYK target, the ulcerative colitis data has now been accepted for plenary presentation at three GI meetings, with two in October, in the U.S. at the American College of Gastroenterology, one in Europe, their equivalent of “DDW”, which is UEDW –

Bill Martin:  UEGW.

Raymond Tesi:  Thanks.

Male: And just to remind everyone, “DDW” is actually, for those newcomers, “Digestive Disease Week”.

Male: All right.  It’s the largest annual GI meeting in the U.S.

RJ Tesi: And just yesterday it was accepted at the Australian of their gastroenterology meeting.  So the publication is being completed as we speak.  We expect to be submitted to a top-shelf journal before those meetings.

Bill Tanner:  Yes, I mean, I guess I’m just – I mean sort of more asking on, you know, from a scientific journal publication.  Because it would seem like, you know, obviously from a signal transduction standpoint it would be interesting.  And, you know, obviously then have the opportunity to see, you know, the data with respect to the cytokine release.  Any plans for that, or just kind of –

Male:  Oh, yes, it will be published.  These data are rolling out rapidly, so to speak.  So we’re still – we are – I don’t know what Tim Fong, who runs our discovery research group’s, exact plans are on a submission date, but this data are being written up.  Now that it is public, obviously we had to get the IP in place before it was made public

Bill Tanner:  Well, and that was going to be my second question.  And what is – could you help us understand what the IP situation is regarding the peptide?

RJ Tesi:  We worked very hard at SangStat to put an IP position around both RDP58, and the identification of this novel target has allowed us to actually expand that IP suite dramatically.  I’m not expert in that area, but our patent attorneys are quite content that they have what they think is a very strong situation not only for the drug itself but also for the target – for the target mechanism of action.

Bill Tanner:  OK.  Thanks.

Operator:  And once again press star one for any further questions.  We’ll go next to Elise Wang, with Smith Barney.

Elise Wang:  Thank you.  I was wondering if you could also talk about the IP on Thymoglobulin.  Hello?

Steve Aselage:  We’re getting a little static on line.  Can you hear me OK?

Elise Wang:  Yes.  Can you hear me?

Steve Aselage:  Barely.  But I got the question.

Elise Wang:  OK.

Steve Aselage:  And the question was on IP with Thymo.  There is no composition of matter type of a patent on Thymo.  It’s biologic, so it can’t be patented.  The barriers to entry with Thymo are the fact that the production is very difficult and that there can be no generic, at least at this time.  Anyone who would want to come in and compete with some type of a rabbit polyclonal antibody would have to go through a full approval process, including the clinical trial.

Rick Murdock:  It’s a unique product.  There are some process patents that we hold on the process.  And it’s a unique process to actually make the product as well.

Elise Wang:  OK.  Could you also talk about your manufacturing capacity for both Thymoglobulin as well as the peptide RDP58?

Rich Murdock:  Thymoglobulin I think was mentioned earlier, it’s actually made – we have a manufacturing facility in Lyon, France, which manufacturers the product.  We have capacity to handle our current product volume as well as the increasing product volume.  So we don’t see any short-term capacity issues related to that at all.  RDP58, as you know, is a peptide.  It’s made by a liquid synthetic process.  And as we have said in the past, it’s manufactured for us by UCB, a company in Belgium, and it has been currently undergoing scale-up as we increase our clinical development program.  And we certainly expect that they can scale to much larger levels.

Elise Wang:  OK.  And then on the RDP58 study in Crohn’s Disease, were the patients ones who did not received Remicade or were Remicade failures included at all?

Male:  By definition they could have not have had Remicade in the previous three months.  In general, they were patients that had not had Remicade and were not Remicade failures.

Elise Wang:  OK.  And then just one last question.  In regards to the type of a partner you’re looking for in the GI area, what are the types of terms in particular that you might be seeking, or at least what’s the type of support you were looking for?

Male:  We’ve not yet disclosed specific terms.  We are talking to a number of companies.  There is an ongoing process and we’re evaluating on a number of parameters who a suitable partner could be.

Elise Wang:  And do you have a particular target timeframe for when you’d like to have a partnership in place?

Male:  We would expect that we would announce that within the next – end of the year potentially.  But we have no clear plans at the moment.

Elise Wang:  OK, thank you very much.

Operator:  We’ll go next to Sanjeev Joshi, with UBS.

Sanjeev Joshi:  Hi.  I have a question on the – any kind – if you can give us idea about what could be the side effect (basis) of a 600 milligram dose working better for both ulcerative colitis as well as Crohn’s Disease, when – actually we saw that for 300 milligram dose the response was poorer than that in 200 milligram dosage.

Male:  There really – the goals of the two trials are different.  The ulcerative colitis 600 milligram study is not to improve efficacy.  I’m delighted with a 77 percent efficacy.  There’s very few things in medicine that work that well.  The purpose of the 600 milligram dose in ulcerative colitis is to improve the safety window.  Since we have not defined the dose limiting toxicity and it’s not bio-available, this is a – this is a drug development strategy to make clinicians and the regulatory agencies more comfortable with the drug.

In Crohn’s Disease it’s a very different issue.  Like you said, it is to increase – to see if increasing the dose has therapeutic efficacy.  And you are correct with the – if you read the data strictly, the 300 milligram, things got worse.  It’s unusual for drugs to have that kind of U-shaped or parabolic shaped curve.  We just want to prove that increasing the dose will not improve the efficacy, or may or may not.  We need to answer the question.  If it does not improve efficacy, then we need to decide whether longer duration of therapy or changing the design of the trial, i.e. going for a maintenance versus an acute therapy, is appropriate.

So there really – the trials have different goals and they are fairly typical drug development strategies in place.

Sanjeev Joshi:  OK, thanks.  I also have as follow-up on Thymoglobulin.  I just wanted to ask you the product’s market share in some of the keys markets in Europe, and if you can use the market share that you have in Europe as – as the kind of market shares you can achieve in U.S. a few years from now.

Naseem Amin:  We’re currently not breaking out revenue and market share for Thymoglobulin and Lympoglobulin in Europe.  As we move forward we’ll obviously look at that.

Sanjeev Joshi:  OK.  Thank you.

Operator:  And at this time we have no further questions standing by.  I’d like to turn the call back over to our speakers for any additional or closing comments.

Bill Martin:  OK.  Thank you.  This is Bill Martin.  Thanks, everyone, for joining us.  I’d like for both Rick Murdock, who is sitting here with us – and, again, he’s the Chairman, President, and Chief Executive Officer at SangStat – to make some brief closing remarks.  And then I think we’ll also ask for Jim Geraghty, from Genzyme, to do the same.  Rick?

Richard Murdock:  Thank you, Bill.  First of all, I hope that you found this presentation useful in terms of giving you some background on our lead product in Thymoglobulin and also some of our pipeline that we’ve been working on so you get a better sense of the things that SangStat has been working on.  I’d also like to kind of reiterate some of the things that Jim mentioned earlier about the – these strengths of the strategic fit between the two companies.

We certainly believe that this will strengthen SangStat’s not only pipeline capabilities but also commercialization infrastructure and the ability to sell more of the products that we have on a global basis.  So we think that’s, I think, very good.  It’ll certainly, I also believe, accelerate growth of our lead products in different geographies as well as in new indications.  So I think there’s a lot of value on both sides, and it’s a very strategic transaction.

I’ll turn it back over to Jim.

Jim Geraghty:  Thanks, Rick.  Well, I really don’t have much to add after all that.  I think the only thing I would say in closing is to reiterate something I said at the outset, which is that as we at Genzyme have spent more time with the SangStat people and programs, including the time we have spent since announcing the transaction a week or so ago, we continue to see increasing upside and opportunity in a number of areas and believe fundamentally that the potential value of these assets and these programs is even greater than we had anticipated, and I think potentially much greater than most people in the community have recognized.  And we look forward to helping you understand that further as we go forward.

Thank you all very much.

Male:  Thank you.

Operator:  This does conclude today’s conference call.  We thank you for joining us today.  You may now disconnect.

END